May 2, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey Gabor

Re:	Karuna Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted March 29, 2019
CIK No. 0001771917

Dear Mr. Gabor,

This letter is confidentially submitted on behalf of Karuna Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on March 29, 2019 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated April 26, 2019 addressed to Steven Paul, M.D. (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

DRS on Form S-1 Submitted March 29, 2019

Pipeline Overview, page 2

1.

We note your inclusion of “Muscarinic-Targeted Drug Candidate” in your pipeline table on pages 2 and 103. Please expand your disclosure on page 115 to describe your discovery and preclinical development of these programs including, whether preclinical trials have been conducted, and if so, provide a summary of the studies performed and identify any known potential indications. Please note, product candidates should only be

Mr. Jeffrey Gabor

United States Securities and Exchange Commission

May 2, 2019

included in the table if they are material. If you have not conducted studies relating to these additional product candidates, please remove them from the table or explain the basis for your belief that they are material product candidates.

Response: In response to the Staff’s comment, the Company has revised the language on page 115 to provide additional detail regarding its discovery and preclinical development programs.

Third-Party Clinical Trials Support Xanomelines Development, page 3

2.

Please delete your statements indicating xanomeline’s efficacy here and in the business section, such as “xanomeline was associated with meaningful dose-dependent improvements;” “trospium was associated with meaningfully fewer cholergic adverse events;” “KarXT has strong clinical and commercial potential;” “Xanomeline has exhibited promising antipsychotic and precognitive effects;” “data suggest xanomeline may improve cognition in patients with AD:” and “Xanomeline has exhibited antipsychotic and precognitive benefits.” Safety and efficacy determinations are the exclusive authority of the FDA or alternative foreign regulators. You may provide a summary of the data that you used to draw these conclusions, but not the conclusions or predictions that the product candidates are safe or effective.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 102, 105-107 and 109-110 of Amendment No. 1.

3.

We note that Xanomeline’s side effects resulted in a high rate of discontinuation in the mid- and high-dose cohorts, leading to a substantial reduction of statistical power. Please expand the discussion to quantify the approximate percentage of subjects in the clinical trial that discontinued treatment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 107 of Amendment No. 1.

4.

We note your statement that cognitive symptoms of patients with AD treated with xanomeline showed improvements compared to placebo as measured by both the ADAS-Cog and the CIBIC+, suggesting that xanomeline can also improve cognition. Please revise to present the data you used to draw this conclusion. In addition, please disclose the sample size in the mid-dose cohort. Please make corresponding revisions to the disclosure in your Business section on page 107.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 to disclose the sample size of all cohorts. In addition, the Company has revised the disclosure on page 3 and 107 to clarify that xanomeline “may” improve

Mr. Jeffrey Gabor

United States Securities and Exchange Commission

May 2, 2019

cognition. The Company respectfully advises the Staff that the results from ADAS-Cog and CIBIC+ tests presented on pages 3 and 107 are the data that the Company used to draw this conclusion. The Company has revised the disclosure on pages 3 and 107 to present the data for the CIBIC+ test with respect to mid-dose cohort.

Our Clinical Trials, page 4

5.

Please revise the discussion of your Phase 1 clinical trial to replace the statement relating to “meaningfully fewer cholinergic adverse events” to present the data you used to draw this conclusion. Please make corresponding revisions to the disclosure in your Business section on page 110.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 102 of Amendment No. 1.

Use of Proceeds, page 76

6.

Please revise the discussion to clarify whether you expect to complete each development phase referenced. For example, the first bullet point indicates you expect to fund the completion of your ongoing Phase 2 clinical trial and a planned Phase 3 trial for the treatment of psychosis. Please clarify whether you expect to complete both the Phase 2 and 3 trials or if you expect to complete the Phase 2 trial and begin the Phase 3 trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 76 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Determination of the Fair Value of Common Stock, page 97

7.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common shares leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price range has been determined.

Xanomeline for the Treatment of Psychotic Symptoms and Agitation in AD, page 106

8.	Please clearly disclosure the number of patients out of the 343 that participated in the 225 mg xanomeline arm compared to placebo.

Mr. Jeffrey Gabor

United States Securities and Exchange Commission

May 2, 2019

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of Amendment No. 1 to disclose the number of patients that were enrolled in each of the xanomeline and placebo arms.

Exclusive Jurisdiction for Certain Actions, page 171

9.

We note your restated certificate of incorporations provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on your behalf. Please revise this section, and the risk factor on page 72, to include a discussion regarding whether your exclusive forum provision applies to actions arising under the federal securities laws. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and 171 to clarify that the exclusive jurisdiction provision of its restated certificate of incorporation is only applicable to state law claims.

Exhibits

10.

We note your reference to the Wellcome Funding Agreements. Please file these agreements or provide further analysis as to why you are not required to file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that the Wellcome Funding Agreements are material contracts under Item 601(b)(10) of Regulation S-K. The Company’s consideration of Item 601(b)(10) of Regulation S-K is summarized below.

Background Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Contracts Not Made Outside the Ordinary Course of Business

The Company advises the Staff that none of the Wellcome Funding Agreement’s were entered into outside the ordinary course of business. As described in the Draft Registration Statement, the Company is a clinical-stage biopharmaceutical company. The development of the Company’s product candidates is expensive and requires large amounts of capital. As such, biopharmaceutical companies regularly enter into various

Mr. Jeffrey Gabor

United States Securities and Exchange Commission

May 2, 2019

forms of agreements to secure the capital required for the development of their product candidates. For this reason, the Company respectfully submits that the Wellcome Funding Agreements were not entered into outside the ordinary course of its business.

The Company’s Business is Not Substantially Dependent on the Wellcome Funding Agreements.

Subsection (B) of Item 601(b)(10)(ii) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Company respectfully advises the Staff that the Company’s business is not substantially dependent on the Wellcome Funding Agreements. In particular, as disclosed on page 160 of Amendment No. 1, there remains no amount eligible for receipt under the 2015 Funding Agreement with The Wellcome Trust Limited, or Wellcome Trust. With respect to the 2018 Funding Agreement with Wellcome Trust, the Company respectfully advises the Staff that subsequent to the Company’s March 2019 financing, there are no amounts outstanding under the 2018 Funding Agreement, and the aggregate amount eligible for future receipt by the Company is approximately $128,855. The Company has revised page 161 of Amendment No. 1 to disclose this balance. This amount would be payable to the Company upon the Company’s achievement of a specified clinical milestone, and payable only at the option of the Company. As such, the Company respectfully submits that its business operations are not substantially dependent on the receipt of this amount and that filing the agreement as a material contract would not enable investors to form a better view of the Company’s business as a whole.

General

11.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that it will collect copies of any such materials from potential investors.

12.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Mr. Jeffrey Gabor

United States Securities and Exchange Commission

May 2, 2019

Response: The Company respectfully advises the Staff that Amendment No. 1 contains all of the graphic, visual or photographic material currently contemplated. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic material in the printed prospectus, it will provide proofs of such material to the Staff prior to its use.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 459–7234.

Sincerely,

/s/ Seo Salimi, Esq.

Seo Salimi, Esq.

Cc:	Steven Paul, Karuna Therapeutics, Inc.

Troy Ignelzi, Karuna Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Divakar Gupta, Cooley LLP

Richard C. Segal, Cooley LLP